UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                              CAPITAL SENIOR LIVING CORP
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    140475104
                                 (CUSIP Number)

                                 December 31, 2011
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 140475104

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

            Fort Hoosac Management, LLC EIN: 20-5993147

       2.    Check the Appropriate Box if a Member Of a Group (See Instructions)

             [ ] (a)
             [x] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       5.    Sole Voting Power:  1,415,703
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power:   1,415,703
Each Reporting
Person With      8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

              1,415,703

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 5.1%

       12.   Type of Reporting Person (See Instructions) IA


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                               CUSIP No. 140475104

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Paul J. Isaac

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

       5.    Sole Voting Power:  1,415,703
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power:  1,415,703
Each Reporting
Person With      8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

              1,415,703

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 5.1%

       12.   Type of Reporting Person (See Instructions) HC

Item 1. (a)  Issuer: Capital Senior Living Corporation

             1.      Address:

	       14160 Dallas Parkway
	       Suite 300
               Dallas, TX 75254

Item 2. (a)  Name of Person Filing:

            Fort Hoosac Management, LLC
	     Paul J. Isaac

        (b)  Address of Principal Business Offices:
	      11 E 44th Street, Suite 700
	      New York, New York  10017

        (c)  Citizenship:

             Please refer to Item 4 on each cover sheet for each filing person.

        (d)  Title of Class of Securities

             Common Stock

        (e)  CUSIP Number: 140475104


Item 3. Fort Hoosac Managementm LLC. is an investment advisor in accordance with ss.240.13d-1(b)(1)(ii)(E). Paul J. Isaac is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4.  Ownership

         Please see Items 5 - 9 and 11 for each cover sheet for each filing separately.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	 Not Applicable

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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
	 Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012
                                       Fort Hoosac Managementm LLC.

                                       By: /s/ Paul J. Isaac
                                       --------------------------
                                       Name:  Paul J. Isaac
                                       Title: CEO

                                       By: /s/ Paul J. Isaac
                                       --------------------------
                                       Name:  Paul J. Isaac


			JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G, dated February 14, 2012, (the "Schedule 13G"), with respect to the Common Stock of Capital Senior Living Corp is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracyof the information concerning itself contained therein. This Agreement maybe executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2012.

    				       Fort Hoosac Managementm LLC.

                                       By: /s/ Paul J. Isaac
                                       --------------------------
                                       Name:  Paul J. Isaac
                                       Title: CEO

                                       By: /s/ Paul J. Isaac
                                       --------------------------
                                       Name:  Paul J. Isaac


		    Statement of Control Person

The Statement on this Schedule 13G dated February 14, 2012,
(the "Schedule 13G"),with respect to the Common Stock of Capital Senior Living Corp is filed by Paul J. Isaac in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k),respectively, as control person (HC) of Fort Hoosac Managementm LLC.

Fort Hoosac Managementm LLC. files this statement on Schedule 13G in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as investment advisor (IA).